EXHIBIT 99.7

                       BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23                                       NIRE. 35300010230
                            A Publicly Listed Company


                        MEETING OF THE BOARD OF DIRECTORS
                                  OF MAY 2 2005
                                  -------------

              On May 2, 2005 at 4:00 p.m., the Board of Directors of BANCO ITAU HOLDING FINANCEIRA S.A. met at the company's head office, under the chairmanship of Dr. Olavo Egydio Setubal, with the legal quorum present, for the following purposes:

a) to appoint the Chairman and the Vice Chairmen of the Board Of Directors for the annual term of office to expire on the date that members elected by the ordinary general meeting of 2006 take up their positions, as well as the substitute of the Chairman in the event of impediment;

b) to appoint the members of the Compensation, the Audit, the Disclosure and Insider Trading Committees and elect the individuals who shall make up the Board of Executive Officers, defining the specific areas of responsibility each one of the officers, the Advisory Board, and the International Advisory Board, all to enjoy an annual term of office which shall continue until those elected at the first meeting of the Board of Directors immediately following the ordinary general meeting of 2006, take up their positions.

              Opening the session and examining the first item on the agenda with respect to the positions of President and Vice-Presidents on the Board of Directors, the Directors decided unanimously to appoint:

a) President: Dr. OLAVO EGYDIO SETUBAL; Vice-Presidents: Dr. JOSE CARLOS MORAES ABREU, Dr. ALFREDO EGYDIO ARRUDA VILLELA FILHO and Dr. ROBERTO EGYDIO SETUBAL

b) the Vice-President Dr. JOSE CARLOS MORAES ABREU as deputy for the President of the Board, Dr. OLAVO EGYDIO SETUBAL, in the event of the latter's incapacity or absence.

              The Chairman then announced that it was incumbent on the Board of Directors to decide on the members to comprise the Compensation, the Audit, the Disclosure and Insider Trading Committees.

              The Board of Directors, having examined the matter decided unanimously that the said statutory bodies shall comprise the following members:

a)  COMPENSATION COMMITTEE

    President: OLAVO EGYDIO SETUBAL

    Members: CARLOS DA CAMARA PESTANA, FERNAO CARLOS BOTELHO BRACHER, JOSE CARLOS MORAES ABREU, ROBERTO EGYDIO SETUBAL and ROBERTO TEIXEIRA DA COSTA


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BANCO ITAU HOLDING FINANCEIRA S.A.                                        page 2
Meeting of the Board of Directors of May 2 2005


b)  AUDIT COMMITTEE

    President: CARLOS DA CAMARA PESTANA

    Members: ALCIDES LOPES TAPIAS e TEREZA CRISTINA GROSSI TOGNI

    - to maintain as specialist to the Audit Committee of the Itau Financial Conglomerate, with responsibilities pursuant to Resolution 3198 of the National Monetary Council and the Sarbanes-Oxley Act of the United States Congress, the Director Tereza Cristina Grossi Togni, due to her undoubted knowledge in the accounting and auditing areas.

c)  DISCLOSURE COMMITTEE

    Investor Relations Officer: ALFREDO EGYDIO SETUBAL

    Members of the Board of Directors: ALCIDES LOPES TAPIAS, ALFREDO EGYDIO ARRUDA VILLELA FILHO, HENRI PENCHAS, ROBERTO TEIXEIRA DA COSTA and TEREZA CRISTINA GROSSI TOGNI

    Officers of the Board of Banco Itau S.A.: ANTONIO JACINTO MATIAS, MARIA ELIZABETE VILACA LOPES e SILVIO APARECIDO DE CARVALHO

    Officer of the Board of Banco Itau BBA S.A.: ANTONIO CARLOS BARBOSA DE OLIVEIRA

d)  COMITE DE NEGOCIACAO

    Investor Relations Officer: ALFREDO EGYDIO SETUBAL

    Members of the Board of Directors: ALCIDES LOPES TAPIAS, ALFREDO EGYDIO ARRUDA VILLELA FILHO, HENRI PENCHAS e ROBERTO TEIXEIRA DA COSTA

    Officers of the Board of Banco Itau S.A.: MARIA ELIZABETE VILACA LOPES e SILVIO APARECIDO DE CARVALHO

    Officer of the Board of Banco Itau BBA S.A.: ANTONIO CARLOS BARBOSA DE OLIVEIRA

              Having examined the contents of Article 10 of the bylaws, approved by the Ordinary and Extraordinary General Meeting held on April 27, 2005, the Directors unanimously decided that the Board of Executive Officers shall be made up of 11 (eleven) positions comprising a Chief Executive Officer, 1 (one) Senior Vice President, 2 (two) Executive Vice Presidents, the Legal Advisor, 2 (two) Executive Directors, 3 (three) Managing Directors and the Deputy Managing Director.

              Passing on to the election of members per se and initially verifying compliance of the individuals to be elected with the prior conditions for eligibility pursuant to Articles 146 and 147 of Law 6,404/76, Article 3 of Resolution 3,041/02 of the National Monetary Council and Instruction 367/02 of the Brazilian Securities Commission (CVM), Directors unanimously decided to elect the following as qualified below to comprise the Board of Executive Officers for the next annual term of office:


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BANCO ITAU HOLDING FINANCEIRA S.A.                                        page 3
Meeting of the Board of Directors of May 2 2005

1) - Chief Executive Officer: ROBERTO EGYDIO SETUBAL, Brazilian, legally separated, engineer, bearer of Brazilian identity card RG-SSP/SP number 4.548.549, enrolled in the Brazilian tax register (CPF) under number 007.738.228-52, domiciled in the city of Sao Paulo at Praca Alfredo Egydio de Souza Aranha, 100 - Torre Itausa - 10th floor;

2) - Senior Vice President: HENRI PENCHAS, Brazilian, widower, engineer, bearer of Brazilian identity card RG-SSP/SP number 2.957.281, enrolled in the Brazilian tax register (CPF) under number 061.738.378-20, domiciled in the city of Sao Paulo at Praca Alfredo Egydio de Souza Aranha, 100 - Torre Conceicao - 12th floor;

3) - Executive Vice Presidents: ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of Brazilian identity card RG-SSP/SP number 6.045.777, enrolled in the Brazilian tax register (CPF) under number 014.414.218-07, domiciled in the city of Sao Paulo at Praca Alfredo Egydio de Souza Aranha, 100 - Torre Eudoro Villela - 13th floor; and CANDIDO BOTELHO BRACHER, Brazilian, married, business administrator, bearer of Brazilian identity card RG-SSP/SP number 10.266.958, enrolled in the Brazilian tax register (CPF) under number 039.690.188-38, domiciled in the city of Sao Paulo at Avenida Brigadeiro Faria Lima, 3.400 - 4th floor;

4) - Legal Advisor: LUCIANO DA SILVA AMARO, Brazilian, divorced, lawyer, bearer of Brazilian identity card RG-SSP/SP number 3.413.990, enrolled in the Brazilian tax register (CPF) under number 105.883.708-78, domiciled in the city of Sao Paulo at Praca Alfredo Egydio de Souza Aranha, 100 - Torre Conceicao - 12th floor;

5) - Executive Directors: RODOLFO HENRIQUE FISCHER, Brazilian, single, engineer, bearer of Brazilian identity card RG-SSP/SP number 5.228.587-X, enrolled in the Brazilian tax register (CPF) under number 073.561.718-05, domiciled in the city of Sao Paulo at Praca Alfredo Egydio de Souza Aranha, 100 - Torre Eudoro Villela - Piso Zero; and SILVIO APARECIDO DE CARVALHO, Brazilian, divorced, business administrator, bearer of Brazilian identity card RG-SSP/SP number 3.293.653, enrolled in the Brazilian tax register (CPF) under number 391.421.598-49, domiciled in the city of Sao Paulo at Praca Alfredo Egydio de Souza Aranha, 100 - Torre Conceicao - 12th floor.

6) - Managing Directors: JACKSON RICARDO GOMES, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 9.418.884, enrolled in the Brazilian tax register (CPF) under number 019.723.148-90, domiciled in the city of Sao Paulo at Praca Alfredo Egydio de Souza Aranha, 100 - Torre Conceicao - 12th floor; MARCO ANTONIO ANTUNES, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 7.669.530-X, enrolled in the Brazilian tax register (CPF) under number 002.975.098-96, domiciled in the city of Sao Paulo at Praca Alfredo Egydio de Souza Aranha, 100 - Torre Conceicao - 12th floor; and VILSON GOMES DE BRITO, Brazilian, married, with a bachelor's degree in accounting sciences, bearer of Brazilian identity card RG-SSP/SP number 3.736.935-0, enrolled in the Brazilian tax register (CPF) under number 027.526.978-72, domiciled in the city of Sao Paulo at Praca Alfredo Egydio de Souza Aranha, 100 - Torre Eudoro Villela - Piso -1;


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BANCO ITAU HOLDING FINANCEIRA S.A.                                        page 4
Meeting of the Board of Directors of May 2 2005

7) - Deputy Managing Director: WAGNER ROBERTO PUGLIESI, Brazilian, married, accountant, bearer of Brazilian identity card RG-SSP/SP number 10.311.777, enrolled in the Brazilian tax register (CPF) under number 006.233.488-37, domiciled in the city of Sao Paulo at Praca Alfredo Egydio de Souza Aranha, 100 - Torre Eudoro Villela - Piso -1.

              Additionally, it was unanimously decided pursuant to the regulatory provisions of the Central Bank of Brazil and the Brazilian Securities Commission-CVM, to appoint:

a) - Officer responsible for the Commercial, Investment, Credit Finance and Investment, Home Mortgage Credit and Leasing Portfolios

      - CANDIDO BOTELHO BRACHER

b) - Officer responsible for the Accounting Area and for up-dating information in the UNICAD System

      - MARCO ANTONIO ANTUNES

c) - Officer responsible for Deposit Accounts, Foreign Exchange Operations, Swap Operations, Rural and Committed Operations, Liquidity Risk Control and the Brazilian Payments System

      - RODOLFO HENRIQUE FISCHER

d) - Officer responsible for Market Risk Management, Foreign Exchange Risk and Central Risk System Unit

      - JACKSON RICARDO GOMES

e) -  Officer responsible for Prevention and Combating of Money Laundering

      - VILSON GOMES DE BRITO

f) -  Investor Relations Officer

      - ALFREDO EGYDIO SETUBAL

              The item on the agenda in relation to the composition of the Advisory Board for the next annual term of office was then examined, the meeting's participants deciding unanimously to reelect Advisory Board's current members as follows: FERNANDO DE ALMEIDA NOBRE NETO, Brazilian, married, lawyer, bearer of Brazilian identity card RG-SP/SP number 3.931.092, enrolled in the Brazilian tax register (CPF) under number 002.936.448-53, domiciled at Rua Butanta, 461, 5th floor in the city and state of Sao Paulo, JOAQUIM FRANCISCO MONTEIRO DE CARVALHO, Brazilian, married, engineer, bearer of Brazilian identity card RG-IFP/RJ number 456.248, enrolled in the Brazilian tax register (CPF) under number 007.906.057-91, domiciled at Av. Rio Branco, 80, 11th floor, in the city and state of Rio de Janeiro, LICIO MEIRELLES FERREIRA, Brazilian, widower, industrialist, bearer of Brazilian identity card RG-SSP/SP number 280.844, enrolled in the Brazilian tax register (CPF) under number 006.528.148-91, domiciled at Rua Boquim, 589, in the city and state of Sao Paulo and LUIZ EDUARDO CAMPELLO, Brazilian, widower, industrialist, bearer of Brazilian identity card RG-SSP/SP number 469.836, enrolled in the Brazilian tax

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BANCO ITAU HOLDING FINANCEIRA S.A.                                        page 5
Meeting of the Board of Directors of May 2 2005

register (CPF) under number 007.362.288-53, domiciled at Rua Nicaragua, 220 in the city and state of Sao Paulo.

              Turning to the item on the election of members of the International Advisory Board, the chairman pointed out that pursuant to Article 13 of the Bylaws, the Chief Executive Officer Dr. Roberto Egydio Setubal, in his position as permanent member, must be included as well as from 3 to 20 individuals elected from among the management and personalities of recognized competence in the international financial and economic field.

              The matter was discussed and voted, the Directors deciding unanimously:

a)  to elect as members of the International Advisory Board the following 10
    (ten) individuals qualified as follows: ARTUR EDUARDO BROCHADO DOS SANTOS SILVA, Portuguese, married, lawyer, Identity Document (Portugal) number 1.960.575, domiciled at Rua Tenente Valadim, 284, Porto - Portugal; CARLOS DA CAMARA PESTANA, Portuguese, married, lawyer, bearer of Brazilian foreign residents' identity card number RNE/DPMAF-SE-W-289499-K, enrolled in the Brazilian tax register (CPF) under number 401.016.577-49, domiciled at Praca Alfredo Egydio de Souza Aranha, 100, Torre Itausa, 10th floor in the city and state of Sao Paulo; FERNAO CARLOS BOTELHO BRACHER, Brazilian, married, lawyer, bearer of Brazilian identity card RG-SSP/SP n(0) 1.309.953, enrolled in the Brazilian tax register (CPF) under number 004.286.808-44, domiciled at Avenida Brigadeiro Faria Lima, 3.400 - 4th floor, the city and state of Sao Paulo; HENRI PENCHAS, Brazilian, widower, engineer, bearer of Brazilian identity card RG-SSP/SP number 2.957.281, enrolled in the Brazilian tax register (CPF) under number 061.738.378-20, domiciled at Praca Alfredo Egydio de Souza Aranha, 100, Torre Conceicao, 12th floor in the city and state of Sao Paulo; JOSE CARLOS MORAES ABREU, Brazilian, widower, lawyer, bearer of Brazilian identity card RG-SSP/SP number 463.218, enrolled in the Brazilian tax register (CPF) under number 005.689.298-53, domiciled at Praca Alfredo Egydio de Souza Aranha, 100, Torre Itausa, Piso Itausa, in the city and state of Sao Paulo; JULIO LAGE GONZALEZ, Spanish, married, engineer, National Identification Document (Spain) number 34579066-S, domiciled at Calle Nuria 17 - Madrid - Spain; MARIA DE LOURDES EGYDIO VILLELA, Brazilian, divorced, psychologist, bearer of Brazilian identity card RG-SSP/SP number 2.497.608-8, enrolled in the Brazilian tax register (CPF) under number 007.446.978-91, domiciled at Praca Alfredo Egydio de Souza Aranha, 100, Torre Itausa, Piso Terraco, in the city and state of Sao Paulo; ROBERTO TEIXEIRA DA COSTA, Brazilian, married, economist, bearer of Brazilian identity card RG-SSP/SP number 3.246.995-0, enrolled in the Brazilian tax register (CPF) under number 007.596.358-20, domiciled at Rua Pedro Avancine, 73 - 8th floor in the city and state of Sao Paulo; RUBENS ANTONIO BARBOSA, Brazilian, married, lawyer, identity card number MRE/DF 5227, enrolled in the Brazilian tax register (CPF) under number 090.564.241-49, domiciled at Avenida Brigadeiro Faria Lima, 2.055 - 9th floor in the city and state of Sao Paulo; and SERGIO SILVA DE FREITAS, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 6.523.309, enrolled in the Brazilian tax register (CPF) under number 007.871.838-49, domiciled at Praca Alfredo Egydio de Souza Aranha, 100 - Torre Eudoro Villela - 6th floor in the city and state of Sao Paulo;

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BANCO ITAU HOLDING FINANCEIRA S.A.                                        page 6
Meeting of the Board of Directors of May 2 2005

b) to appoint the Member Roberto Egydio Setubal as Chairman of the International Advisory Board.

              Concluding the agenda of the day, the Chairman reminded the meeting's participants that all those elected would take up their positions, once the Central Bank of Brazil had duly ratified the meeting's decisions.

              With the items on the agenda concluded, the Chairman requested that the respective minutes be transcribed. With these having been read and signed by all, the meeting was declared closed. Sao Paulo-SP, May 2 2005. (signed) Olavo Egydio Setubal - Chairman; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice Chairmen; Alcides Lopes Tapias, Carlos da Camara Pestana, Henri Penchas, Jose Vilarasau Salat, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni - Directors.



                                          ALFREDO EGYDIO SETUBAL
                                        Investor Relations Officer